

Mail Stop 3561

January 21, 2010

Robert F. Griffin
President and Chief Executive Officer
MTR Gaming Group, Inc.
State Route 2, South
P.O. Box 356
Chester, WV 26034

> **Re: MTR Gaming Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 12, 2010**
> **File No. 333-163018**
>
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed January 12, 2010**
> **File No. 333-163146**
>
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-20508**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Filed April 30, 2009**
> **File No. 000-20508**

Dear Mr. Griffin:

    We have reviewed your responses to the comments in our letter dated December 7, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-4

General

1. Please revise all statements within the S-4 concerning the subsidiary guarantors to reflect that the notes will be <u>fully</u> and unconditionally guaranteed. In this regard, we refer to the statements on pages 68 and 69 of the Form S-4 registration statement.

Exhibit 99.1

2. Delete the language in the letter of transmittal requiring the noteholder to acknowledge or certify that he/she has "read" or "understands" all of the terms of the exchange offer.

3. Refer to the first sentence of the second paragraph on page 3. Please revise your letter of transmittal to clarify that if your exchange offer is amended in a manner determined by the Company to constitute a material change, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Annual Report on Form 10-K for the year ended December 31, 2008

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-7
Frequent Players Program, page F-10

4. We refer to your response to our prior comment 32. Please revise the accounting policy footnote in future filings to present a level of detail similar to your response regarding the frequent players program as well as clarifying that starting in June 2008 frequent players at Mountaineer Park and Presque Isle Downs could use points earned under the program at both locations.

4. Acquisitions and Dispositions of Property, page F-15
North Metro Harness Initiative, LLC (d/b/a Running Aces Harness Park), page F-16

5. We have reviewed your response to our prior comment 34 but are unable to provide a waiver of the financial statement requirements outlined in Rule 3-09 of Regulation S-X given the significance of your losses from North Metro that were recognized during 2008. Accordingly, please amend your Annual Report on Form 10-K for 2008 to include the required North Metro financial statements for all periods presented. Alternatively, if you are unable to provide these financial statements and wish to pursue a waiver, you may send a separate request for a waiver of this financial statement requirement to Louise Dorsey, Associate Chief Accountant in the Division of Corporation Finance's Office of the Chief Accountant. This request should clearly explain the company's reasons for requesting the waiver of these financial statements.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment

Robert F. Griffin
MTR Gaming Group, Inc.
January 21, 2010
Page 4

for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Clark at (202) 551-3524 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Robert L. Ruben, Esq.
        Edward A. Friedman, Esq.
        (*via facsimile*) *(301) 951-9636*